Exhibit 23.1

We consent to the inclusion in the Registration Statement (Form S-1) of SOB Stables, Inc. of our report dated December 20, 2012, with respect to the balance sheets as of November 30, 2012, and the related statements of operations, stockholders’ (deficit) equity, and cash flows for the period from inception on October 10, 2012 through November 30, 2012 to be included in this Registration Statement.

/s/ Sam Kan & Company
Firm’s Signature
Alameda, CA
City, State
December 21, 2012
Date